[TriMas Corporation Letterhead]

January 24, 2011

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:
TriMas Corporation
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010,
June 30, 2010 and September 30, 2010
Definitive Proxy filed on April 5, 2010
File No. 1-10716

Dear Mr. Decker:

TriMas Corporation (the “Company”), has received your letter dated January 10, 2011 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the Year Ended December 31, 2009 (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended March 31, 2010 (the “First Quarter Form 10-Q”), the Form 10-Q for the fiscal quarter ended June 30, 2010 (the “Second Quarter Form 10-Q”), the Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Third Quarter Form 10-Q”) and the Definitive Proxy filed on April 5, 2010 (the “Proxy”), each filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q, the Third Quarter Form 10-Q and the Proxy.  The Company acknowledges that comments of the Staff regarding the Form 10-K, the First Quarter Form 10-Q, the Second Quarter Form 10-Q, the Third Quarter Form 10-Q and the Proxy or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K for the Year Ended December 31, 2009

Financial Statements

19, Segment Information, page 100

1.
We have read your response to comment two from our letter dated December 3, 2010.  We believe your Lamons and Arrow operating segments do not meet the criteria in ASC 280-10-50-11 to be aggregated into the same reportable segment.  We also believe your Cequent Australia operating segment does not meet the criteria to be aggregated into the same reportable segment with your Cequent Performance Products and Cequent Consumer Products operating segments.  Please revise your segment presentation accordingly.  Please show us supplementally what your revised segment presentation and segment MD&A will look like.  If the quantitative thresholds in ASC 280-10-50-12 were not met and you determine either operating segment (Arrow or Cequent Australia) will not be presented as a separate reportable segment, please also supplementally explain how you considered the following:

•	Whether the operating segment would also not have met the quantitative thresholds in each prior period presented in your financial statements;

•	Whether management views the operating segment as a key component of your business; and

•	Whether management expects the operating segment to meet the quantitative thresholds in future periods.

Response:  The Company acknowledges the Staff’s comments and will revise its reportable segments on a prospective basis effective in the Company’s 2010 Form 10-K.  The Company will separate its existing Cequent reportable segment into two reportable segments, moving the current Cequent Performance Products and Cequent Consumer Products operating segments into a new reportable segment called Cequent North America.  The Cequent Australia operating segment will be a separate reportable segment called Cequent Asia Pacific.  The Company may continue to present or discuss Cequent as a whole in certain instances, whether in future SEC filings or investor presentations, but whenever financial information is provided, the Company will subtotal at the reportable segment level before arriving at the Cequent total such that any required information is available on a separate reportable segment basis. For its existing Energy reportable segment, the Company will move the Arrow Engine operating segment to the current Engineered Components reportable segment (which is the Company’s current “all other” segment per ASC 280-10-50-15), leaving only the Lamons Gasket operating segment in the Energy reportable segment.

The Arrow Engine operating segment does not currently meet, nor does the Company expect it to meet in future periods, the quantitative thresholds in ASC 280-10-50-12 requiring presentation as a separate reportable segment.  Arrow Engine’s operating profit in 2008, which represented the operating segment’s highest annual revenue and earnings compared to historical, current and future annual period estimates for revenue and earnings due to the significant increase in engine orders in advance of an emissions law change, was 12.2% of total Company operating profit.  However, its revenue, gross profit, Adjusted EBITDA and total assets were less than 10% of the total Company metrics.

As operating profit was the only earnings metric that exceeded the quantitative thresholds in ASC 280-10-50-12 in the periods to be presented in the Company’s 2010 Form 10-K, as no other quantitative threshold was met during this period, as Arrow Engine is not expected to meet the quantitative thresholds in future periods, and as management does not believe Arrow Engine is a key component of the Company’s business, the Company believes it reasonable not to present this operating segment as a separate reportable segment.  Further, the Company confirms that, both currently and based on Company projections, the reportable segments of Packaging, Energy (with only Lamons Gasket), Aerospace & Defense, Cequent North America and Cequent Asia Pacific represent and will continue to represent more than 75% of total consolidated revenue (80% in 2008, 88% in 2009, and expected to be in the mid-80%’s in 2010 and beyond), thus allowing for the operating segments within Engineered Components, including Arrow Engine, to be combined into a reportable segment (“all other”).  While the Company does not anticipate any significant changes in the revenue levels of the businesses with Engineered Components relative to the other five reportable segments, the Company will continue to monitor these operating segments to ensure that the Company remains compliant with the 75% threshold on a prospective basis.

As requested, based on the Company’s revision of its reportable segments, following is a supplemental response detailing the Company’s proposed preliminary draft of its segment MD&A discussion comparing 2009 versus 2008 for each segment that will be revised in the Company’s 2010 Form 10-K.  The Company will continue to refine and enhance these disclosures as they are reviewed in connection with the Company’s yearend reporting process prior to the ultimate filing of the 10-K.

Energy.  Net sales in 2009 decreased approximately $21.2 million, or 16.0%, to $111.5 million, as compared to $132.7 million in 2008.  Due to the significant decrease in oil commodity pricing in 2009 compared to 2008, petrochemical companies deferred maintenance of their refineries and have not begun new programs that require our replacement and specialty gaskets and hardware.  Thus, our sales levels have decreased not only to the petrochemical company customers, but also to our engineering, construction and original equipment customers who supply our products to the refineries.

Gross profit within Energy decreased approximately $7.4 million to $30.7 million, or 27.6% of sales, in 2009, as compared to $38.1 million, or 28.7% of sales, in 2008. Gross profit decreased approximately $6.1 million as a result of the reduction in sales levels between years. The remaining decrease in gross profit is primarily attributable to lower absorption of fixed costs as a result of the lower sales volumes.

Selling, general and administrative expenses within Energy decreased approximately $0.9 million to $19.5 million, or 17.5% of net sales, in 2009, as compared to $20.4 million or 15.4% of net sales, in 2008. This decrease was primarily due to reduced sales commissions and lower compensation and other administrative costs in an effort to match spending and headcount to current production volumes. These decreases were partially offset by costs associated with the opening of two new branches, one in Salt Lake City, Utah, and one in Rotterdam, Netherlands, in 2009, which increased selling, general and administrative expenses in 2009 by approximately $0.9 million.

Overall, operating profit within Energy decreased approximately $6.5 million to $11.1 million, or 10.0% of sales, in 2009, as compared to $17.6 million, or 13.3% of sales, in 2008, due principally to lower sales volumes and lower absorption of fixed costs, which were partially offset by reductions in compensation and other administrative costs as a result of management actions in response to lower sales volumes and increased costs related to our two new branches opened in 2009.

Energy’s Adjusted EBITDA decreased $6.3 million to $13.1 million, or 11.8% of sales, in 2009, as compared to $19.4 million, or 14.6% of sales, in 2008, consistent with the decrease in operating profit between years.

Engineered Components.  Net sales in 2009 decreased approximately $100.3 million, or 50.2%, to $99.7 million, as compared to $200.0 million in 2008. Sales of slow speed and compressor engines and related products within our engine business decreased by approximately $43.6 million, due to a reduction of drilling activity in North America and customers deferring completion of previously drilled wells. In addition, 2008 sales levels in our engine business reached record levels due in part to high demand for engines in advance of emissions law changes that became effective on July 1, 2008.  Sales of compression products increased slightly over 2008 levels, as the Company continues to develop new products to add to its well-site content. Sales in our industrial cylinder and precision tool cutting businesses decreased $50.6 million and $4.8 million, respectively, due primarily to the global economic recession, which significantly impacted industrial applications and products. Sales within our specialty fittings business declined $1.3 million due to lower sales of our core tube nut products which have been significantly impacted by the continued weak domestic automotive market demand.  This decrease was partially offset by new product offerings for automotive fuel systems.

Gross profit within Engineered Components decreased approximately $27.7 million to $15.0 million, or 15.0% of sales, in 2009, from $42.7 million, or 21.4% of sales, in 2008. Gross profit decreased approximately $21.4 million as a result of the decline in sales levels between years. This decrease in gross profit was also impacted by sales of higher-cost inventory, primarily related to steel, in excess of the businesses’ ability to secure price increases and lower absorption of fixed costs as a result of lower production and/or sales levels.

Selling, general and administrative expenses decreased approximately $3.1 million to $10.2 million, or 10.3% of sales, in 2009, as compared to $13.3 million, or 6.7% of sales, in 2008, due primarily to lower sales commissions as a result of the decrease in sales levels between years, and reduced compensation and discretionary spending as a result of action items taken in response to the lower sales levels.

Operating profit within Engineered Components decreased approximately $5.4 million to $4.6 million, or 4.6% of sales, in 2009, as compared to $10.0 million, or 5.0% of sales, in 2008.  Operating profit increased in 2009 from 2008 due to the recognition of a $19.2 million goodwill and indefinite-lived intangible asset impairment charge recorded in 2008, for which there was no similar charge in 2009. After consideration of the 2008 impairment charge, operating profit declined primarily $24.6 million, primarily due to lower sales volumes, reduced absorption of fixed costs and sales of higher-cost inventory, which were partially offset by reduced sales commissions, compensation expense and discretionary spending within selling, general and administrative expenses.

Engineered Components’ Adjusted EBITDA decreased approximately $24.3 million to $8.7 million, or 8.8% of sales, in 2009, as compared to $33.0 million, or 16.5% of sales, in 2008, consistent with the change in operating profit between years after consideration of the 2008 goodwill and indefinite-lived intangible asset impairment charge.

Cequent North America.  Net sales decreased approximately $49.8 million, or 13.9%, to $309.0 million in 2009, as compared to $358.8 million in 2008. Our retail sales increased approximately $1.4 million due to additional business at a few large customers and the addition of several new customers during 2009, which were partially offset by reduced sales volumes to existing retail customers due to the economic uncertainty. Our aftermarket and original equipment sales decreased by $51.2 million, due to the continued soft demand in the majority of the end markets we serve due to the current uncertain economic conditions.

Cequent North America’s gross profit decreased approximately $11.2 million to $65.4 million, or 21.2% of sales, in 2009, from approximately $76.6 million, or 21.4% of sales, in 2008. The decline in gross profit between years was primarily due to lower sales volumes resulting from the economic uncertainty, sales of higher-cost inventory in excess of the businesses’ ability to secure sales price increases during the first two quarters of 2009, lower absorption of fixed costs as a result of lower production and/or sales levels and accelerated depreciation expense related to machinery and equipment in our Mosinee, WI manufacturing facility that is no longer utilized following the closure in late 2009.

Selling, general and administrative expenses decreased approximately $8.2 million to $63.2 million, or 20.5% of sales, in 2009, as compared to $71.4 million, or 19.9% of sales, in 2008, due primarily to reductions in salaries, sales promotions, sales commissions and other discretionary spending, all as a part of our Profit Improvement Plan to better align the spending and cost structure with the current demand and production levels. These decreases were partially offset by severance charges of approximately $1.6 million incurred in 2009 associated with the involuntary termination of employees located at our Mosinee, WI manufacturing facility, which was closed during the fourth quarter of 2009.

Cequent North America’s operating loss was reduced by approximately $62.3 million to a loss of $3.2 million, or (1.0)% of sales, in 2009, from an operating loss of $65.5 million, or (18.2)% of net sales, in 2008. The reduction in operating loss between years is due primarily to the recognition of a $70.5 million goodwill and indefinite-lived intangible asset impairment charge recorded in 2008. After consideration of this charge in 2008, the decline in operating profit between years was primarily due to lower sales volumes, sales of higher-cost inventory, lower absorption of fixed costs and costs associated with the closure of the Mosinee, WI manufacturing facility, including the $5.3 million charge associated with our estimate of the net unrecoverable future lease obligations, which were partially offset by cost savings realized as a result of actions taken as part of the Profit Improvement Plan.

Cequent North America’s Adjusted EBITDA decreased approximately $7.9 million to $13.1 million, or 4.2% of sales, in 2009, from $21.0 million, or 5.8% of sales, in 2008. In 2009, Cequent North America recognized approximately $0.1 million in losses on transactions denominated in foreign currencies as compared to gains of approximately $0.9 million on such transactions in 2008. In addition, depreciation expense was approximately $1.4 million higher in 2009 compared to 2008, primarily as a result of accelerated depreciation incurred in 2009 in connection with certain machinery and equipment that will no longer be utilized following the closure of the Mosinee facility. After consideration of these two items and consideration of the 2008 $70.5 million goodwill and indefinite-lived intangible asset impairment charge, the change in Adjusted EBITDA is consistent with the change in operating profit between years.

Cequent Asia Pacific.  Net sales decreased approximately $1.7 million, or 2.5%, to $63.9 million in 2009, as compared to $65.6 million in 2008. Net sales were unfavorably impacted by approximately $2.4 million of currency exchange, as our reported results in U.S. dollars were negatively impacted as a result of the stronger U.S. dollar relative to foreign currencies. Excluding the impact of currency exchange, increased approximately $0.7 million, due primarily to significant increases in sales in the second half of 2009 as compared to the first half of 2009 and 2008 levels, primarily resulting from a government incentive stimulus in Australia. The increases in sales resulting from the stimulus were mostly offset by decreases in certain original equipment manufacturer revenue and reduced sales in the first half of 2009 due to the overall global economic recession.

Cequent Asia Pacific’s gross profit increased approximately $2.7 million to $14.5 million, or 22.6% of sales, in 2009, from approximately $11.8 million, or 17.9% of sales, in 2008. The increase in gross profit between years was primarily due to material and labor productivity initiatives implemented in 2009 and by increased utilization of our lower-cost manufacturing plant in Thailand.

Selling, general and administrative expenses decreased approximately $0.2 million to $6.5 million, or 10.2% of sales, in 2009, as compared to $6.7 million, or 10.3% of sales, in 2008, as this segment held its spending levels at levels consistent with 2008 due to the relatively flat sales change year-over-year, waiting for the global economic conditions to improve before incrementing its spend on new programs and advertising.

Cequent Asia Pacific’s operating profit increased approximately $18.0 million to $8.0 million, or 12.5% of sales, in 2009, from an operating loss of $10.0 million, or (15.2)% of net sales, in 2008. The increase in operating profit between years is due primarily to the recognition of a $15.0 million goodwill and indefinite-lived intangible asset impairment charge recorded in 2008. After consideration of this charge in 2008, the remaining increase of approximately $3.0 million in operating profit between years was primarily due to improved material and labor margins earned as a result of our productivity initiatives implemented in 2009 and increased utilization of our lower-cost Thailand manufacturing plant.

Cequent Asia Pacific’s Adjusted EBITDA increased approximately $4.8 million to $12.2 million, or 19.0% of sales, in 2009, from $7.4 million, or 11.2% of sales, in 2008. In 2009, Cequent Asia Pacific recognized approximately $1.4 million of gains on transactions denominated in foreign currencies as compared to $0.6 million of losses on such transactions in 2008. In addition, depreciation expense was approximately $0.2 million lower in 2009 compared to 2008. After consideration of these two items and consideration of the $15.0 million 2008 goodwill and indefinite-lived intangible asset impairment charge, the change in Adjusted EBITDA is consistent with the change in operating profit between years.

  _________________________________

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (248) 631-5496 (phone) or (248) 631-5455 (facsimile).

Very truly yours, /s/ A. Mark Zeffiro A. Mark Zeffiro Chief Financial Officer

cc:	Joshua Sherbin Paul Swart